Exhibit (a)(10)

INSTRUCTIONS TO ELECTRONIC ELECTION FORM

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Election Form. A properly completed and duly executed Election Form must be received by Blue Coat by 11:59 p.m. Pacific Time on the Expiration Date.

Blue Coat intends to disseminate an Election Confirmation Statement via e-mail to your Blue Coat e-mail address within one business day after your submission of your Election Form on the Offer website at https://toadmin.bluecoat.com. If you have not received an Election Confirmation Statement in the timeframe prescribed, Blue Coat recommends you e-mail a copy of your Print Confirmation to stock.admin@bluecoat.com or fax a copy of your Print Confirmation to Sonia Sexton at (408) 220-2106 prior to the expiration of the Offer.

You may change your election with respect to your Eligible Options at any time up to 11:59 p.m. Pacific Time on the Expiration Date. If the Offer is extended by Blue Coat beyond that time, you may change your election with respect to your tendered Eligible Options at any time until the extended expiration of the Offer. In addition, if Blue Coat does not accept your tendered option by 11:59 p.m. Pacific Time on June 26, 2007 (the 40th business day after the May 1, 2007 commencement date of the Offer), you may revoke your election with respect to your tendered options at any time thereafter until those options are accepted for amendment. To validly change or revoke your election, you must access the Offer website at https://toadmin.bluecoat.com and complete and deliver a new Election Form to Blue Coat prior to the expiration of the Offer. You should print a copy of your revised Election Form and updated Print Confirmation and keep those documents with your other records for the Offer. You may change your previously submitted elections as many times as you would like prior to the expiration of the Offer.

Blue Coat will not accept any alternative, conditional or contingent tenders. All persons tendering Eligible Options will, by completing and executing the Election Form, waive any right to receive any notice of the acceptance of their tender, except as provided for in the Offer.

2. Tenders. If you intend to tender your Eligible Options for amendment pursuant to the Offer, you must either (i) access your account at the Offer website, https://toadmin.bluecoat.com, or (ii) request paper copies of the Election Form and Offer documents and then properly complete and duly execute the Election Form . If you decide to tender a particular Eligible Option, you must tender all of that option for amendment. If you hold more than one Eligible Option, you may elect to tender one or more of those options and not to tender the balance.

3. Signatures on the Election Form. You must electronically sign the Election Form.

4. Requests for Assistance or Additional Copies. Any questions or requests for assistance, as well as requests for paper copies of the Offer document, the Election Form or the Stock Option Amendment and Special Bonus Agreement, may be directed to stock.admin@bluecoat.com. Copies will be furnished promptly at Blue Coat’s expense.

5. Irregularities. Blue Coat will determine, in its discretion, all issues as to the form of documents and the validity, form, eligibility (including time of receipt), and acceptance of any tendered option. Blue Coat will also decide, in its discretion, all issues as to (i) the portion of each retroactively priced option which comprises an Eligible Option for purposes of the Offer; (ii) the number of shares of common stock purchasable under each Amended Option at the Adjusted Exercise Price, (iii) the Adjusted Exercise Price to be in effect under each Amended Option, and (iv) the amount of the Cash Bonus payable with respect to each Amended Option. Blue Coat’s determination of such matters will be final and binding on all parties. Blue Coat reserves the right to reject any or all tenders which it determines do not comply with the conditions of the Offer, are not in proper form or the acceptance of which would be unlawful. Blue Coat also reserves the right to waive any of the conditions of the Offer or any defect or irregularity in the tender with respect to any particular Eligible Option or any particular Eligible Optionee, and Blue Coat’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of an Eligible Option will be deemed to be properly made until all defects and irregularities have been cured by the tendering Eligible Optionee or waived by Blue Coat. Unless waived, any defects or irregularities in connection with the tender of an Eligible Option must be cured within such time as Blue Coat shall determine. Neither Blue Coat nor any other person is or will be obligated to give notice of any defects or irregularities with respect to the tendered options, and no person will incur any liability for failure to give any such notice. If the table on the cover page of the Election Form includes options that are not eligible for the Offer, Blue Coat will not accept those options for amendment, but Blue Coat does intend to accept for amendment any properly tendered Eligible Option set forth in that table.

6. Important Tax Information. You should refer to Section 15 of the Offer, which contains important U.S. federal tax information concerning the Offer. All Eligible Optionees with Eligible Options are strongly encouraged to consult with their own tax advisors as to the consequences of their participation in the Offer.

7. Copies. You should print a copy of the Election Form, after you have completed and electronically signed it, and retain it for your records.

8. Paper Delivery. If you are not able to submit your election electronically via the Offer website as a result of technical failures inherent to the website, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper Election Form and return it to Blue Coat via facsimile to Sonia Sexton at (408) 220-2106. To obtain a paper Election Form, please send an e-mail to stock.admin@bluecoat.com.

IMPORTANT: THE COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY BLUE COAT BY 11:59 P.M. PACIFIC TIME ON THE EXPIRATION DATE.

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